Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-135325

PROSPECTUS SUPPLEMENT NO. 2
DATED NOVEMBER 16, 2006
(To Prospectus Dated October 23, 2006)

UNITED FUEL & ENERGY CORPORATION

18,297,127 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated October 23, 2006, of United Fuel & Energy Corporation. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus. The Prospectus relates to the public sale, from time to time, of up to 18,297,127 shares of our common stock by the selling shareholders identified in the Prospectus.

This prospectus supplement includes the attached Form 8-K, as filed by us with the Securities and Exchange Commission on November 16, 2006.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated October 23, 2006, as previously supplemented) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 13, 2006

UNITED FUEL & ENERGY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Nevada
(State or Other Jurisdiction of Incorporation)

333-68008	91-2037688
(Commission File Number)	(IRS Employer Identification No.)

405 N. Marienfeld, 3rd Floor, Midland, Texas	79701
(Address of Principal Executive Offices)	(Zip Code)

(432) 571-8049
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On November 13, 2006, United Fuel and Energy Corporation issued a press release announcing financial results for the quarter ended September 30, 2006 and recent operational activity. The press release is included in this report as Exhibit 99.1.

The information contained in Exhibit 99.1 is incorporated herein by reference. The information in this Current Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(c)  Exhibits

Exhibit Number	Description
Exhibit 99.1	Press Release dated November 13, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED FUEL & ENERGY CORPORATION

Date: November 16, 2006	By:	/s/ Bobby Page
Bobby Page
Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press Release dated November 13, 2006

Exhibit 99.1

NEWS RELEASE

Contact:
Chuck McArthur, President and CEO
FOR IMMEDIATE RELEASE	cmcarthur@ufeonline.com
432-571-8000

Lisa Elliott / lelliott@drg-e.com
DRG&E / 713-529-6600

UNITED FUEL & ENERGY REPORTS RECORD RESULTS
FOR THE THIRD QUARTER OF 2006

Midland, Texas - November 13, 2006 - United Fuel & Energy Corporation (OTCBB: UFEN), a leading distributor of gasoline, diesel, propane and lubricant products to customers in the rural markets of the southwestern and south central U.S. today announced its financial and operational results for the three months ended September 30, 2006.

•	Third quarter 2006 revenue grew 13% over third quarter 2005 to $91.1 million;

•	Third quarter 2006 net income applicable to common equity increased 39% over third quarter 2005 to $512,000;

•	Third quarter 2006 diluted earnings per share were $0.04 compared to $0.03 for the third quarter of 2005.

Third Quarter Results

Revenue for the third quarter of 2006 increased $10.4 million to $91.1 million compared to revenue of $80.7 million for the same quarter in 2005. The higher revenue was primarily due to an 18% increase in selling prices for fuel and lubricant products and as a result of the Company’s continued pricing initiatives, partially offset by a 4% decline in sales volumes to 34.1 million gallons.

Net income applicable to common equity was $512,000 (net of a $256,000 preferred stock dividend) for the third quarter of 2006, versus net income of $368,000 for the same period in 2005. Diluted earnings per share in the third quarter of 2006 was $0.04 on weighted average shares outstanding of 22.2 million, compared to $0.03 per diluted shares for the third quarter of 2005 on weighted average share outstanding of 12.3 million.

EBITDA (earnings before interest, income taxes, depreciation and amortization and certain other non-cash items) for the third quarter of 2006 was $3.2 million, a 60% increase compared to EBITDA of $2.0 million in the third quarter of 2005. A reconciliation of EBITDA to net income is provided at the end of this release. On January 1, 2006, the Company adopted SFAS 123(R), resulting in a $38,000 after-tax expense related to stock options in the third quarter 2006. Had the company adopted SFAS 123(R) on January 1, 2005, it would have reported an after-tax expense related to stock options of $22,000 for the third quarter of 2005.

“As we work to expand our operations and integrate recent acquisitions, we continue to remain focused on implementing programs that drive efficiencies, better customer service and unit cost reduction,” stated Chuck McArthur, United Fuel & Energy’s President and Chief Executive Officer. “By deploying additional and better equipment along with the application of technological advancements, during the quarter we expanded our capacity while reducing employee overtime and maintaining cost controls. Pricing initiatives coupled with these improved efficiencies resulted in a 37% expansion of gross profit unit margins in the third quarter of 2006 while gross profit grew 29% to $11.3 million.”

Nine Month Results

Revenue for the nine months ended September 30, 2006 increased $58.6 million to $259.4 million compared to revenue of $200.8 million for the same nine month period in 2005. The higher revenue was primarily due to an increase in selling prices for fuel and lubricants and an increase in sales volumes due to higher customer demand for products and the integration of the Queen and Clark Acquisitions.

Net income applicable to common equity was $976,000, (net of $481,000 of preferred stock dividends) for the nine months of 2006, versus net income of $594,000 for the comparable period in 2005. Diluted earnings per share in the nine months of 2006 was $0.08 on weighted average shares outstanding of 19.2 million, compared to $0.05 per diluted share for the first nine months of 2005 on weighted average shares outstanding of 11.7 million. EBITDA for the first nine months of 2006 was $7.6 million, a 65% increase compared to EBITDA of $4.6 million in the first nine months of 2005. On January 1, 2006, the Company adopted SFAS 123(R), resulting in a $123,000 after-tax expense related to stock options in the first nine months 2006. Had the company adopted SFAS 123(R) on January 1, 2005, it would have reported an after-tax expense related to stock options of $66,000 for the first nine months of 2005.

2006 Financial Outlook

The following statements are based on management’s current expectations. These statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future acquisitions, divestitures or financings that may be completed after the date of this news release. The 2006 guidance also does not include the effect from the change in method of accounting for compensation expense for stock awards required by SFAS 123(R), which was adopted effective January 1, 2006.

In addition, the Company’s guidance ranges are based on the assumption that current market conditions in the Company’s businesses will continue through at least the end of 2006.

Calendar year 2006: The Company confirms its estimate that for the full-year of 2006, revenue will range between $325 million and $350 million and EBITDA will range between $9.0 million and $11.0 million.

About United Fuel

United Fuel, located in Midland, Texas, is engaged in the business of distributing gasoline, diesel, propane and lubricant products primarily in certain rural markets of Texas, New Mexico and Oklahoma. United Fuel represents the consolidation of four companies, the most significant of which is the Eddins-Walcher Company. Eddins-Walcher has been in business since 1937, has a reputation of reliability with its customers and currently represents the majority of United Fuel’s consolidated revenues. United Fuel intends to continue to expand its business through strategic acquisitions.

United Fuel currently engages in the following activities:

•	Card-lock operation (unattended re-fueling of commercial vehicles).

•	Wholesale fuels and lubricants (to commercial customers).

•	Propane distribution (to commercial and residential users).

United Fuel conducts its operations through 19 branch locations and 96 card-lock (unattended) fuel sites. United Fuel currently has approximately 275 full-time employees. For more information, please visit the Company’s website at www.ufeonline.com or to request future press releases via email, go to http://www.b2i.us/irpass.asp?BzID=1318&to=ea&Nav=1&S=0&L=1.

Safe Harbor Statement

Certain statements included in this press release may constitute forward-looking statements. Actual outcomes could differ materially from such statements expressed or implied herein as a result of a variety of factors including, but not limited to: weather, levels of oil and gas drilling and general industrial activity in United Fuel’s area of operations, changes in oil and gas prices, risks associated with acquiring other businesses, the price of United Fuel’s products, availability of financing and interest rates, competition, changes in, or failure to comply with, government regulations, costs, uncertainties and other effects of legal and other administrative proceedings, general economic conditions and other risks and uncertainties. As a result, this press release should be read in conjunction with periodic filings United Fuel makes with the SEC. The forward looking statements contained herein are made only as of the date of this press release, and United Fuel does not undertake any obligation to publicly update such forward looking statements to reflect subsequent events or circumstances.

Supplemental Disclosure Regarding Non-GAAP Financial Information

EBITDA represents net income (loss) before income taxes, interest and depreciation and amortization. EBITDA is not a presentation made in accordance with generally accepted accounting principles (“GAAP”) and is not a measure of financial condition or profitability. EBITDA should not be considered in isolation or as a substitute for “net income (loss)”, the most directly comparable GAAP financial measure, or as an indicator of operating performance.

By presenting EBITDA, United Fuel intends to provide investors with a better understanding of its core operating results to measure past performance as well as prospects for the future. United Fuel evaluates operating performance based on several measures, including EBITDA, as United Fuel believes it is an important measure of the operational strength of its business.

EBITDA may not be comparable to similarly titled measures used by other companies. EBITDA is not necessarily a measure of United Fuel’s ability to fund its cash needs, as it excludes certain financial information when compared to “net income (loss)”. Users of this financial information should consider the types of events and transactions which are excluded. A reconciliation of EBITDA to net income (loss) follows:

Reconciliation of EBITDA To Net Income,
 (in thousands)

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2006	2005	2006	2005
EBITDA	$3,178	$1,981	$7,593	$4,599
Less:
Depreciation & Amortization	636	439	1,667	1,226
Interest Expense	1,262	872	3,418	2,166
Other Non-Cash Expenses	57	64	186	193
Income Tax Expense	455	238	865	420
Net Income	$768	$368	$1,457	$594

Reconciliation of 2006 Projected EBITDA with Projected Net Income:

EBITDA	$9.0 to $11.0 million
Less:
Depreciation and Amortization	2.0 to 2.6 million
Interest Expense	3.9 to 4.2 million
Income Tax Expense	1.1 to 1.7 million
Net Income	$2.0 to $ 2.5 million

United Fuel & Energy Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
Revenues
Sales	$90,364	$79,997	$256,769	$198,403
Other	770	731	2,625	2,357
Total revenues	91,134	80,728	259,394	200,760

Cost of Sales	79,867	71,961	229,086	177,686

Gross Profit	11,267	8,767	30,308	23,074

Expenses
Operating	4,585	3,662	12,297	9,879
General and administrative	3,633	3,277	10,763	8,992
Depreciation, amortization and accretion	518	330	1,312	915
Total expenses	8,736	7,269	24,372	19,786

Operating Income	2,531	1,498	5,936	3,288

Other Income (Expense)
Interest expense	(1,262)	(872)	(3,418)	(2,166)
Amortization of debt issue costs	(118)	(109)	(355)	(311)
Other income (expense), net	72	89	159	201
Gain (loss) on disposal of assets	-	-	-	2
Total other income (expense)	(1,308)	(892)	(3,614)	(2,274)

Income Before Income Taxes	1,223	606	2,322	1,014

Income Tax Expense	455	238	865	420

Net Income	$768	$368	$1,457	$594
Cumulative Preferred Stock Dividend	$256	$-	$481	$-
Net Income Applicable to Common Equity	$512	$368	$976	$594

Net income per common share:
Basic	$0.04	$0.03	$0.07	$0.05
Diluted	$0.04	$0.03	$0.08	$0.05

Weighted average common shares outstanding:
Basic	13,656	12,088	13,656	11,573
Diluted	22,232	12,345	19,207	11,747

United Fuel & Energy Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2006	2005
ASSETS	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$5,964	$673
Accounts receivable, net of allowance for doubtful accounts of $1,532 and
$1,101, at September 30, 2006, and December 31, 2005, respectively	52,901	43,290
Other receivables	813	386
Inventories, net of allowance for slow moving inventory of $275 and $250
at September 30, 2006, and December 31, 2005, respectively	11,155	9,345
Prepaid expenses	877	1,237
Deferred taxes	584	474
Total current assets	72,294	55,405

PROPERTY, PLANT AND EQUIPMENT, net	22,048	14,338

OTHER ASSETS
Cash value of life insurance	2,775	2,675
Goodwill	2,027	1,942
Debt issuance costs, net	655	986
Other	117	209
Total other assets	5,574	5,812
	$99,916	$75,555

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$19,140	$16,473
Accrued and other current liabilities	3,225	1,467
Accrued income taxes	521	449
Current maturities of long-term debt	46,034	1,713
Total current liabilities	68,920	20,102

OTHER LIABILITIES
Long-term debt, less current maturities	8,071	47,351
Asset retirement obligations	169	127
Deferred income taxes	1,335	1,135
Total liabilities	78,495	68,715

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock - par value $0.001; 5,000,000 shares authorized; 12,800 shares issued and outstanding at September 30, 2006; no shares issued or outstanding at
December 31, 2005	-	-
Common stock - $0.001 par value, 55,000,000 shares authorized; 13,656,202 issued and outstanding at September 30, 2006; 12,287,869 shares issued and outstanding
at December 31, 2005	14	12
Paid-in capital	17,399	3,796
Retained earnings	4,008	3,032
Total stockholders' equity	21,421	6,840

	$99,916	$75,555

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